UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

BIOFRONTERA AG

(Name of Issuer)

Ordinary Shares, with no par value, €1.00 nominal value per share

(Title of Class of Securities)

09075G105**

(CUSIP Number)

Maruho Deutschland GmbH

Hemmelrather Weg 201, Haus 2

51377 Leverkusen, Germany

Telephone: +49(0)214-892201-0

Copies to:

John J. Harrington

Baker & Hostetler LLP

127 Public Square, Suite 2000

Cleveland, Ohio 44114-1214

Telephone: (216) 621-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	The Ordinary Shares have no CUSIP number. The CUSIP number for the ADSs, each representing two Ordinary Shares, is 09075G105.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09075G105	SCHEDULE 13D

1	NAME OF REPORTING PERSON Maruho Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 13,399,965
	8	Shared Voting Power 0
	9	Sole Dispositive Power 13,399,965
	10	Shared Dispositive Power 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,399,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.63% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based upon 56,717,385 shares outstanding as reported in the Issuer’s Form 6-K filed on February 25, 2021.

CUSIP No. 09075G105	SCHEDULE 13D

1	NAME OF REPORTING PERSON Maruho Deutschland GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 13,399,965
	8	Shared Voting Power 0
	9	Sole Dispositive Power 13,399,965
	10	Shared Dispositive Power 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,399,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.63% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based upon 56,717,385 shares outstanding as reported in the Issuer’s Form 6-K filed on February 25, 2021.

CUSIP No. 09075G105	SCHEDULE 13D

SCHEDULE 13D

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D (the “Initial Schedule 13D” and together with Amendment No. 1 and Amendment No. 2, the “Schedule 13D”) filed with the Securities and Exchange Commission on July 24, 2019 and amended by Amendment No. 1, dated August 29, 2019 (“Amendment No. 1”), by Maruho Co., Ltd. (“Maruho Japan”) and its wholly-owned subsidiary, Maruho Deutschland GmbH (“Maruho Germany” and together with Maruho Japan, the “Reporting Persons”) with respect to the Ordinary Shares, with no par value, €1.00 nominal value per share (the “Shares”), of Biofrontera AG (“Biofrontera” or the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 shall have the meanings set forth in the Initial Schedule 13D. This Amendment No. 2 amends Items 2, 5, 6 and 7 to the extent set forth below.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby supplemented as follows:

The name, business address, principal occupation and citizenship of (1) each executive officer and member of the Board of Directors of Maruho Japan and (2) each managing director of Maruho Germany is set forth on Schedule 1 hereto.

During the last five (5) years, none of the Reporting Persons or the persons listed on Schedule 1 has been: (1) convicted in a criminal proceeding (excluding violations or similar misdemeanors) or (2) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) – (b) The Reporting Persons had, as of February 24, 2021, sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 13,399,965 Shares, representing 23.63% of the 56,717,385 outstanding Shares as reported in the Issuer’s Form 6-K filed on February 25, 2021 (after giving effect to the capital increase referenced in Item 6 below). The information disclosed under Item 6 of this Amendment No. 2 is incorporated into this Item 5 by reference. Maruho Japan is the indirect beneficial owner of such Shares and its wholly-owned subsidiary Maruho Germany is the direct beneficial owner of such Shares. Mr. Kenichi Owada and Mr. Takaharu Kato, Managing Directors of Maruho Germany, each have sole voting and dispositive power over a single Share.

(c) Other than as described in Item 6 below and Mr. Takaharu Kato’s purchase of a single Share on February 11, 2021 for EUR 3.17, there have been no transactions in the Shares in the past 60 days.

(d) – (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

On February 8, 2021, the Issuer commenced a preemptive rights offering of new Shares to the Issuer’s existing holders of Shares and an offering of American Depositary Shares (“ADSs”) as part of an increase of the Issuer’s share capital.

To facilitate the Issuer’s offering of ADSs, on February 5, 2021, Maruho Germany entered into a share loan agreement (the “Share Loan”) with Quirin Privatbank AG, Frankfurt am Main, Germany (the “Share Loan Agent”). Maruho Germany also entered into a related agreement with the Issuer, whereby it agreed not to exercise its right to participate in the Issuer’s preemptive rights offering and transferred that right to participate to the Share Loan Agent. Pursuant to the Share Loan, Maruho Germany agreed to loan to the Share Loan Agent up to 8,969,870 Shares in order to facilitate the ADS offering and delivery of the underlying Shares.

On February 24, 2021, 2,765,423 Shares (the “Loaned Shares”) were loaned by Maruho Germany to the Share Loan Agent pursuant to the Share Loan. To the extent ADSs were placed in the offering, the Loaned Shares will be used as underlying Shares for these ADSs. To repay and satisfy the Share Loan, the Share Loan Agent subscribed for a number of newly issued Shares equal to the number of Loaned Shares to be used for the ADS offering. These newly issued Shares together with any remaining Loaned Shares not used for the ADS offering (if any) are currently expected to be (re-)transferred to Maruho Germany in repayment and satisfaction in full of the Share Loan on March 1, 2021 and no later than March 5, 2021. Because of the short-term nature of the Share Loan and Maruho Germany’s right to request that the Share Loan Agent grants Maruho Germany a power of attorney to vote the Loaned Shares, Maruho Germany retained beneficial ownership of the Loaned Shares.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit No.	Description

1	Share Loan Agreement, dated February 5, 2021, between Maruho Deutschland GmbH and Quirin Privatbank AG (incorporated by reference to Exhibit 99.3 to the Issuer’s Form 6-K filed on February 8, 2021).

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: February 25, 2021	MARUHO CO., LTD.

	By:	/s/ Atsushi Sugita
	Name:	Atsushi Sugita
	Title:	President and CEO

MARUHO DEUTSCHLAND GMBH

	By:	/s/ Junichi Hamada
	Name:	Junichi Hamada
	Title:	Managing Director

SCHEDULE I

The following table sets forth the name, principal occupation and citizenship for each executive officer and member of the Board of Directors of Maruho Japan. The business address of each listed person is 1-5-22 Nakatsu, Kita-ku, Osaka, Japan.

Name	Principal Occupation	Citizenship
Koichi Takagi	Chairman of the Board, Maruho Co., Ltd. Representative Director of the Board, Maruho Co., Ltd.	Japan

Atsushi Sugita	President & Chief Executive Officer, Maruho Co., Ltd. Representative Director of the Board, Maruho Co., Ltd.	Japan

Yasuyuki Ishimaru	Director of the Board, Maruho Co., Ltd. Executive Corporate Officer, Maruho Co., Ltd.	Japan

Yasuhiko Kito	Director of the Board, Maruho Co., Ltd. Senior Corporate Officer, Maruho Co., Ltd.	Japan

Masahiro Takeda	Director of the Board, Maruho Co., Ltd. Senior Corporate Officer, Maruho Co., Ltd.	Japan

Takashi Kitagawa	Director of the Board, Maruho Co., Ltd. Senior Corporate Officer, Maruho Co., Ltd.	Japan

Junichi Hamada	Director of the Board, Maruho Co., Ltd. Senior Corporate Officer, Maruho Co., Ltd. Managing Director, Maruho Deutschland GmbH	Japan

Akihiro Watanabe	Representative Director, GCA Corporation, Tokyo, Japan Director of the Board, Maruho Co., Ltd.	Japan

Yoshihiko Akagi	Representative Director, AKAGI TRADING CO., LTD, Kobe, Japan Representative Director, DiaSys Japan K.K., Kobe, Japan Director of the Board, Maruho Co., Ltd.	Japan

Toshio Asano	Standing Counsellor, Asahi Kasei Corp., Tokyo. Japan Director of the Board, Maruho Co., Ltd.	Japan

The following table sets forth the name, principal occupation and citizenship for each managing director of Maruho Germany. The business address of each listed person is Hemmelrather Weg 201, Haus 2, 51377 Leverkusen, Germany.

Name	Principal Occupation	Citizenship
Junichi Hamada	Managing Director, Maruho Deutschland GmbH Director of the Board, Maruho Co., Ltd. Senior Corporate Officer, Maruho Co., Ltd.	Japan

Kenichi Owada	Managing Director, Maruho Deutschland GmbH	Japan

Takaharu Kato	Managing Director, Maruho Deutschland GmbH	Japan